Exhibit 99.1

CF Corporation to Acquire Fidelity & Guaranty Life in Transformative All-Cash Transaction
Valued at $1.835 Billion

LAS VEGAS and DES MOINES, Iowa – May 24, 2017 – CF Corporation (NASDAQ: CFCO) (“CF Corp.”), and Fidelity & Guaranty Life (NYSE: FGL) (“FGL”), a leading provider of fixed indexed annuities and life insurance in the U.S., today announced that their boards of directors have each unanimously approved a definitive merger agreement under which CF Corp. will acquire FGL for $31.10 per share in cash, or a total of approximately $1.835 billion, plus the assumption of $405 million of existing debt. The purchase consideration implies a value of 1.1x adjusted book value1 as of March 31, 2017. The investor group, which includes the founders of CF Corp., Chinh E. Chu, and William P. Foley, II, funds affiliated with Blackstone (NYSE: BX), and Fidelity National Financial (NYSE: FNF) (“FNF”), will invest approximately $900 million in common and preferred equity to fund the transaction.

FGL is a leading provider of fixed indexed annuities and life insurance products, with approximately $28 billion of GAAP Total Assets and approximately $1.6 billion of adjusted book value1. FGL has grown sales by approximately 10% annually from 2012 to 2016, supported by its long-standing relationships with distribution partners, changing U.S. retirement demographics, and an attractive product value proposition to policyholders.

Following the close of the transaction, FGL will continue to be led by its current management team under Chris Littlefield as President and CEO. FGL will remain headquartered in Des Moines, Iowa, and will continue operations from Baltimore, Maryland, and Lincoln, Nebraska. Messrs. Chu and Foley will serve as Executive Chairmen of the Board, which will be composed of a majority of independent directors.

Mr. Foley said, “This is an exciting transaction that we expect will enable us to generate attractive returns for our shareholders by accelerating FGL’s growth and profitability through efficient structuring and improved investment management capabilities. I look forward to working closely with Chris and the entire management team to help advance FGL’s strategy while continuing to provide industry-leading retirement savings products to policyholders.”

Mr. Chu noted, “FGL is a very high-quality business with attractive demographic tailwinds. We look forward to working with management to continue to build a premier insurance platform and accelerate value creation for shareholders. CF Corp. is an ideal platform for FGL given our permanent capital and blue chip long-term investor base. This transaction is transformative and the combination of CF Corp., Blackstone and FNF will add tremendous value to FGL.”

Mr. Littlefield added, “This agreement with CF Corp. is a terrific conclusion to our strategic review process. This transaction delivers compelling value to our existing shareholders and ideally positions FGL for our next phase of growth. We believe the expertise and insights that our leading investors will bring as new shareholders of FGL will greatly benefit the company, our policy owners, distribution partners, agents and employees. We see a very bright future for FGL.”

Key Transaction Terms and Details

The transaction will be financed with $1.2 billion from CF Corp.’s IPO and forward purchase agreements, and more than $700 million in additional new common and preferred equity. Funds advised by Blackstone Tactical Opportunities, funds advised by GSO Capital Partners LP (the credit division of Blackstone) and FNF have provided a full backstop funding commitment to ensure certainty of funding.

FGL will enter into an investment management agreement with affiliates of Blackstone. This agreement will provide access to Blackstone’s superior investment management and strategic oversight capabilities to drive additional value creation for FGL and policyholders, while continuing FGL’s current focus on high-quality investment grade assets under the current FGL investment team. Messrs. Chu and Foley will be involved and will lend their expertise to the asset management function led by Blackstone.

1 Based on GAAP Equity excluding Accumulated Other Comprehensive Income (as of 3/31/17)

In connection with the transaction, CF Corp. and HRG Group, Inc. (NYSE: HRG) (“HRG”), a diversified holding company and FGL’s largest shareholder, have approved a purchase agreement under which CF Corp. will acquire certain reinsurance companies from HRG.

Timeframe to Completion

The transaction is expected to close in the fourth quarter of 2017, subject to the approval of the shareholders of CF Corp. and FGL, and receipt of required regulatory approvals and other customary closing conditions. Certain investors that own approximately 18% of CF Corp.’s common shares have entered into voting agreements to support the transaction. In addition, following the execution of the merger agreement, HRG, in its capacity as the majority shareholder of FGL, delivered to CF Corp. a written consent approving and adopting the merger agreement.

Advisors

Bank of America Merrill Lynch and FT Partners are acting as financial advisors to CF Corp., Citigroup is acting as a capital markets advisor and Winston & Strawn LLP, Hogan Lovells US LLP and Debevoise & Plimpton LLP are acting as legal advisors.

Lazard is acting as financial advisor to Blackstone and Debevoise & Plimpton LLP is acting as legal advisor. Sullivan & Cromwell LLP is acting as legal advisor to GSO Capital Partners LP.

Credit Suisse is acting as lead financial advisor to FGL and Jefferies is acting as co-financial advisor to FGL. Rothschild is acting as additional financial advisor to FGL. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to FGL.

Transaction Website

A website with additional information on the transaction can be found here: www.cfcorpandfidelity.com.

About CF Corporation

CF Corporation’s primary objective is to build an enduring, high quality business by using permanent capital, a core tenet of the CF Corp. structure. CF Corp. also has the largest individual founder co-investment in a U.S. special purpose acquisition company, which results in alignment of interests with CF Corp.’s investors.

About Fidelity & Guaranty Life

Fidelity & Guaranty Life, an insurance holding company, helps middle-income Americans prepare for retirement. Through its subsidiaries, the company offers fixed annuity and life insurance products distributed by independent agents through an established network of independent marketing organizations. Fidelity & Guaranty Life is headquartered in Des Moines, Iowa and trades on the New York Stock Exchange under the ticker symbol FGL. For more information, please visit www.fglife.com.

About Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our asset management businesses, with over $360 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

Forward-Looking Statements

This press release contains, and certain oral statements made by representatives of CF Corp. and FGL, and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. CF Corp.’s and FGL’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, CF Corp.’s and FGL’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside CF Corp.’s and FGL’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against CF Corp. or FGL following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of CF Corp. or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on NASDAQ following the business combination; (7) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that FGL or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties identified in CF Corp.’s proxy statement relating to the business combination, including those under “Risk Factors” therein, and in CF Corp.’s and FGL’s other filings with the Securities and Exchange Commission (“SEC”). CF Corp. and FGL caution that the foregoing list of factors is not exclusive. CF Corp. and FGL caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. CF Corp. and FGL do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the business combination is completed, that the potential benefits of combining the companies will be realized. The description of the business combination contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the business combination, copies of which will be filed by CF Corp. with the SEC as an exhibit to a Current Report on Form 8-K.

Important Information For Investors and Shareholders

In connection with the proposed business combination, CF Corp. intends to file a preliminary proxy statement and a definitive proxy statement with the United States Securities and Exchange Commission (“SEC”). CF Corp.’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein as these materials will contain important information about FGL, CF Corp. and the business combination. When available, the definitive proxy statement and other relevant materials will be mailed to shareholders of CF Corp. as of a record date to be established for voting on the business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: CF Corporation, 1701 Village Center Circle, Las Vegas, Nevada 89134, Attention: Douglas B. Newton, Chief Financial Officer (212) 355-5515 or by accessing CF Corp.’s website at www.cfcorpandfidelity.com.

Participants in the Solicitation

CF Corp. and its directors and executive officers may be deemed participants in the solicitation of proxies from CF Corp.’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in CF Corp. is contained in CF Corp.’s annual report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to CF Corporation, 1701 Village Center Circle, Las Vegas, Nevada 89134, Attention: Douglas B. Newton, Chief Financial Officer (212) 355-5515. Additional information regarding the interests of such participants will be contained in the proxy statement for the business combination when available.

FGL and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CF Corp. in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement for the business combination when available.

CF Corporation Contacts:

Douglas B. Newton, Chief Financial Officer

CF Corporation

212-355-5515

Jonathan Keehner / Andi Rose / Julie Oakes
Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

FGL Contacts:

Investors:

Lisa Foxworthy-Parker

Fidelity & Guaranty Life

Investor.Relations@fglife.com

515-330-3307

Media:

Jamie Tully / David Millar

Sard Verbinnen & Co

212-687-8080

Blackstone Contact:

Matt Anderson

212-390-2472